Exhibit 4.4

TECHPOINT, INC.

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO

SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Techpoint, Inc., a Delaware corporation (“we”, “us,” or “our”), has registered its common stock, $0.0001 par value per share, and its Japanese Depositary Shares (“JDSs”), pursuant to Section 12 of the Securities Exchange Act of 1934. The general terms and provisions of our common stock and JDSs are summarized below.  This summary does not purport to be complete and is qualified in its entirety by reference to our restated certificate of incorporation and our amended and restated bylaws, each of which has been filed as an exhibit to our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”), as may be amended by a document filed with one of our periodic reports filed with the SEC subsequent to the date of that Annual Report.

Common Stock

We are authorized to issue 75,000,000 shares of common stock. Each holder of common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. We have not provided for cumulative voting for the election of directors in our restated certificate of incorporation. Subject to the rights, if any, of the holders of any outstanding series of preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of legally available funds. Upon our liquidation, dissolution or winding-up, subject to the rights, if any, of the holders of our preferred stock, the holders of common stock are entitled to share ratably in all assets that are legally available for distribution. The holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of the board of directors and issued in the future.

Japanese Depositary Shares

We have issued to the public and listed on the Mothers market of the Tokyo Stock Exchange, Japanese Depositary Shares, instead of common stock. JDSs are a representative security, and each JDS represents one share of common stock that is held in trust pursuant to a trust agreement. JDSs are the Japanese counterpart to American Depositary Shares and permit a mechanism whereby a foreign company’s securities can be traded as domestic equity in Japan. As foreign shares, our common stock would require Japanese investors to hold a foreign share account, and some Japanese brokerage firms do not permit their clients to trade in foreign shares. JDSs, however, can be traded as Japanese domestic securities by all Japanese brokerage firms, do not require a foreign share account and may be traded on margin. Additionally, through the facilities of our trust agreement, any dividends or other cash distributions we make in U.S. dollars will be converted and distributed to our JDS holders in Japanese yen.

JDSs are representative securities (juekishouken) representing the beneficiary interests as defined under the Trust Law (shintaku-hou) of Japan, as amended, and are issued by the Trustees in accordance with the provisions of the trust agreement among us, the settlor and Trustees and the holders of the JDSs. Specifically, Mitsubishi UFJ Trust and Banking Corporation, as Trustee, issued the JDSs in conjunction with the Master Trust Bank of Japan, Ltd., as Trustee, and Mizuho Securities Co., Ltd. as Initial Settlor. Each JDS represents a beneficiary interest in one share of common stock entrusted with Mizuho Trust & Banking Co. (USA) and Mitsubishi UFJ Trust and Banking Corporation’s New York Branch, as custodians for custody operations of the entrusted securities. Each JDS represents a beneficiary interest in cash which may be held by the Trustees.

We do not treat JDS holders as our stockholders, other than as required by law, and accordingly, JDS holders do not have stockholder’s rights. Delaware state law governs stockholders’ rights in our company. The Trustees are the holder of the shares of common stock underlying the JDSs. JDS holders have a JDS holder’s rights. The trust agreement sets out the rights of the JDS holders as beneficiaries of the trust as well as the rights and obligations of the parties. The laws of Japan govern the trust agreement and the JDSs.

The Japanese book-entry transfer system for listed securities under the Act on Book-Entry of Company Bonds, Shares, etc. of Japan, as amended, or the Book-Entry Act, will apply to the JDSs. Under the book entry transfer system, in order for any person to hold, sell or otherwise dispose of JDSs, they must have an account at an account management institution unless such person has an account at JASDEC directly.

Dividends and Other Distributions. The Trustees have agreed to pay to JDS holders the cash dividends or other distributions it receives on shares of our common stock. JDS holders will receive these distributions in proportion to the number of JDSs held as of the record date set by the Trustees (in consultation with us) with respect to the JDSs.

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Cash. The Trustees will convert any cash dividend or other cash distribution we pay on the shares of common stock or any net proceeds from the sale of any shares of common stock, rights, securities or other entitlements into Japanese yen if it may do so on a practicable basis. If (i) the Trustees judge that that is not possible or lawful, (ii) any government approval, license or registration is needed and is not obtained, or (iii) the costs related to approval or license is inappropriately high, the trust agreement allows the Trustees not to convert and distribute the foreign currency. It will hold the foreign currency it cannot convert for the account of the JDS holders. The Trustees may invest cash held by the Trustees so long as the purpose of trust is not interfered with, which may result in loss of some or all of the value of such assets.

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Before making a distribution, any taxes or other governmental charges may be withheld. The Trustees will distribute only whole Japanese yen and will round fractional Japanese yen down to the nearest whole yen. The exchange rate will be the market rate as of the date on which the Trustees transfer the funds. However, a different exchange rate that the Trustees judge as reasonably appropriate may be used in certain circumstances.

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Shares. The Trustees will issue and allocate additional JDSs representing any shares of common stock we distribute as a dividend, stock split or free distribution to the extent reasonably practicable and permissible under applicable law. The Trustees will only distribute whole JDSs. The Trustees will try to sell shares of common stock which would require it to deliver a fractional JDS and distribute the net proceeds in the same way as it does with cash. If the Trustees judge that any share dividends are likely to be subject to withholding tax, the Trustees may sell the distributed shares and distribute the net proceeds. The Trustees may not use or sell the entrusted assets to pay its fees and expenses in connection with that distribution.

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Other distributions. Subject to receipt of timely notice from us requesting that the Trustees make a distribution available to JDS holders, and provided the Trustees have determined such distribution is lawful and practicable and in accordance with the terms of the trust agreement, the Trustees will send to JDS holders anything else we distribute on our common stock by any means it thinks is legal and practicable. If it cannot make the distribution directly, the Trustees may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash. If the Trustees cannot sell what we distributed, the Trustees will waive its rights to receive it on the behalf of JDS holders.

The Trustees are not responsible if it decides that it is unlawful or impracticable to make a distribution available to any JDS holder. We have no obligation to register JDSs, shares, rights or other securities under the Securities Act in order to make a distribution to JDS holders. We also have no obligation to take any other action to permit the distribution of JDSs, shares, rights or anything else to JDS holders. This means that JDS holders may not receive the distributions we make on our common stock or receive any value for them if it is illegal or impracticable for us or for the Trustees to make them available to JDS holders.

Entrustment and Cancellation

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Issuance of JDSs. The Initial Settlor entrusted the shares of our common stock and the Trustees accepted the entrustment of such shares. In that process, the Initial Settlor transferred the shares to an account designated by the Trustees. Upon completion of the transfer of the common stock to the Trustees, the Trustees then issued JDSs to JDS holders upon their purchase or other acquisition of them. After the initial issuance of the JDSs, the Settlors may from time to time entrust additional shares of our common stock and issue correspondingly more JDSs. Additional entrustments will follow the same process as the initial issuance of the JDSs described above.

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Cancellation of JDS. JDS holders may request the cancellation of their JDSs by surrendering their JDSs to the Trustees or by providing appropriate instructions to their broker. Upon receipt of payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Trustees will deliver the underlying shares of common stock and any other securities underlying the JDSs to the JDS holder or a person the JDS holder designates.

Voting Rights

JDS holders may instruct the Trustees to vote the shares of common stock underlying their JDSs. Otherwise, JDS holders will not be able to exercise their right to vote unless they withdraw the shares of common stock underlying their JDSs, as set forth above. However, JDS holders may not know about the meeting sufficiently in advance to withdraw the shares of common stock.

The Trustees will notify JDS holders of an upcoming vote and arrange to deliver voting materials to JDS holders. The materials will include (1) a notice of the stockholders’ meeting which will be prepared for JDS holders by the Trustees and an instruction regarding exercise of voting rights, or a document which is prepared for JDS holders by the Trustees containing matters to be consented or delegated to a proxy and an instruction on consent or a proxy, (2) a document explaining that the JDS holder will be entitled to instruct the Trustees how to vote the shares underlying their JDSs pursuant to laws, the provisions of the trust agreement, and our amended and restated certificate of incorporation and bylaws and (3) a document briefly explaining procedures surrounding the voting rights. For instructions to be valid, we will notify the Trustees in writing of the date of the stockholders’ meeting within a reasonable amount of time. The Trustees will vote or have its agents vote the shares of common stock underlying the JDSs in accordance with the voting instructions received from the JDS holders (including deemed instructions to give a discretionary proxy to a person designated by us in accordance with the next paragraph) unless they judge that such voting and instruction conflicts with laws, the provisions of the trust agreement, and our amended and restated certificate of incorporation and bylaws. The Trustees will only vote or attempt to vote as the JDS holders instruct, or are deemed to have instructed.

If the Trustees receive an instruction document without clear or specific instruction, the Trustees shall deem such instruction document to be a blank vote, unless the voting materials that are distributed to JDS holders specify how their JDSs will be voted absent specific or clear instructions. A blank vote is similar to an abstention, meaning the vote shall count only for purposes of establishing a quorum, but not counted toward the outcome of the vote.

We cannot assure that JDS holders will receive the voting materials in time to ensure that they can instruct the Trustees to vote the common stock underlying their JDSs. In addition, the Trustees and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that JDS holders may not be able to exercise their right to vote and there may be nothing they can do if the common stock underlying their JDSs is not voted as they requested.

In order to give JDS holders a reasonable opportunity to instruct the Trustees how to vote the shares of common stock underlying the JDS holders’ JDSs, we will try to give the Trustees notice of any such meeting and details concerning the matters to be voted upon sufficiently in advance of the meeting date.

Fees and Expenses

JDS holders are required to pay the following fees under the terms of the trust agreement:

Service	Fees
Conversion of JDSs into shares of common stock	¥5,000

JDS Holders are also responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;
•	the registration fees as may from time to time be in effect for the registration of shares of common stock or other entrusted securities on the share register and applicable to transfers of shares of common stock or other entrusted securities to or from the name of the custodian, the trustee or any nominees upon the making of entrustments and withdrawals, respectively;
•	certain cable, telex and facsimile transmission and delivery expenses;
•	the expenses and charges incurred by the trustee in the conversion of foreign currency;
•	the fees and expenses incurred by the trustee in connection with compliance with exchange control regulations and other regulatory requirements applicable to shares of common stock and JDSs; and
•	the fees and expenses incurred by the trustee, the custodian, or any nominee in connection with the servicing or delivery of entrusted property.

JDS fees and charges payable upon conversion of JDSs into shares of common stock are charged to the person to whom the shares are delivered. In the case of JDSs issued by the Trustees into JASDEC, or presented to the Trustees via JASDEC, the JDS issuance and cancellation fees and charges are charged to the JASDEC participant(s) receiving the JDSs or the JASDEC participant(s) surrendering the JDSs for cancellation, as the case may be, on behalf of the beneficial owner(s) and will be charged by the JASDEC participant(s) to the account(s) of the applicable beneficial owner(s) in accordance with the procedures and practices of the JASDEC participant(s) as in effect at the time. JDS fees and charges in respect of distributions and the JDS service fee are charged to the holders as of the applicable JDS record date. In the case of distributions of cash, the amount of the applicable JDS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the JDS service fee, holders as of the JDS record date will be invoiced for the amount of the JDS fees and charges. For JDSs held through JASDEC, the JDS fees and charges for distributions other than cash and the JDS service fee are charged to the JASDEC participants in accordance with the procedures and practices prescribed by JASDEC and the JASDEC participants in turn charge the amount of such JDS fees and charges to the beneficial owners for whom they hold JDSs.

In the event of non-payment of handling fees, the Trustees may, under the terms of the trust agreement, refuse the requested service until payment is received or may set off the amount of the handling fees from any distribution to be made to the JDS holder. The fees and charges JDS holders may be required to pay may vary over time and may be changed by us and by the Trustees. JDS holders will receive prior notice of such changes.

Payment of Taxes

JDS holders will be responsible for any taxes or other governmental charges payable on the trust. The Trustees may apply payments owed to JDS holders or sell common stock underlying the JDSs to pay any taxes owed and the JDS holders will remain liable for any deficiency. If the Trustees sell common stock, it will, if appropriate, reduce the number of JDSs to reflect the sale and pay to JDS holders any net proceeds, or send to JDS holders any property, remaining after it has paid the taxes. JDS holders agree to indemnify us, the trustees, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for the JDS holders.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our shares of common stock	The shares received by the trustee will become entrusted securities.

Reclassify, split up or consolidate any of the entrusted securities	Each JDS will to the extent not prohibited by law represent its equal share of the new entrusted securities.

Distribute securities on the shares of common stock that are not distributed to JDS holders or recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The trustee may to the extent not prohibited by law distribute some or all of the cash, shares or other securities it received. It may also deliver new JDSs or ask the JDS holders to surrender their outstanding JDSs in exchange for new JDSs identifying the new entrusted securities.

Amendment and Termination of the Trust Agreement

The Trustees may amend the trust agreement with approval from us and the Settlor, which approval may not be unreasonably withheld, where an amendment is immaterial or does not conflict with the purpose of the trust. If an amendment is material, a JDS holder who may suffer from damage from the amendment may request that its JDSs be redeemed by the Trustees at a fair price unless it does not express an intent to agree to the amendment.

In certain situations the trust agreement may be terminated. These situations may include: if the JDSs are delisted from the Tokyo Stock Exchange and relisting on a Japanese exchange is not reasonably likely; if any party to the agreement, other than a trustee, is in material breach of the agreement, provided that if Settlor is in material breach of the agreement, the Trust shall not terminate if we replace the Settlor and the Trustees approve of such replacement; if termination of the agreement is required by law; following the resignation of dismissal of both trustees and if a new trustee is not reasonably expected to be appointed; or in certain other situations. In each such case we and the Trustees are obligated to immediately inform each other of the occurrence of such event.

After termination, the Trustees and its agents will do the following under the trust agreement: collect distributions on the underlying shares, sell rights and other property, and deliver shares of common stock and other entrusted securities upon cancellation of JDSs after payment of any fees, charges, taxes or other governmental charges. After termination, the Trustees may sell any remaining entrusted securities by public or private sale. After that, the Trustees will hold the money it received on the sale, as well as any other cash it is holding under the trust agreement, pro rata to the JDS holders that have not surrendered their JDSs. The Trustees may invest certain assets held by the trust, which may result in a partial or complete loss of value of such assets. The Trustee’s only obligations will be to account for the money and other cash and the Trustee will not be liable for any loss incurred by JDS holders due to such liquidation arrangement. After termination, our only obligations will be to indemnify the Trustee and to pay fees and expenses of the trust that we agreed to pay.

Records of JDS Holders

The Trustees will maintain JDS holder records at the principal office of Mitsubishi UFJ Trust and Banking Corporation. JDS holders may inspect such records at such office during regular business hours but solely for the purposes permitted by law. JDS holders will be treated as a book-entry beneficial interest holder by JASDEC under the Book-Entry Act. The attribution of relevant beneficial interests will be determined in accordance with the JDS holder records.

These facilities may be closed from time to time, to the extent not prohibited by law or if any such action is deemed necessary or advisable by the trustee or us, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the JDSs are listed, or under any provision of the trust agreement or provisions of, or governing, the entrusted securities, or any meeting of our stockholders or for any other reason.

Limits on our Obligations and the Obligations of the Trustee; Limits on Liability to Holders of JDSs

The trust agreement expressly limits our obligations and the obligations of the other parties thereto. It also limits our liability and the liability of the Trustees and settlors. The Trustees and their agents will not be liable to JDS holders unless there is the lack of due care in connection with the performance of their obligations. We will not be subject to any liability under the trust agreement to the Trustees, the settlors or any of the JDS holders, except in connection with our obligations as specifically set forth in the trust agreement any negligent or bad faith breach of such obligations by us. We, the Trustees and the settlors:

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are not liable if any of us is prevented or delayed from performing our obligations under the trust agreement due to (i) the enactment, abolishment or amendment of future laws of Japan, the U.S. or any other country, or of any other governmental authority or regulatory authority or financial instruments exchange, or (ii) any act of extraordinary natural phenomena, war, other circumstances beyond our control (including but not limited to nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, acts of terrorism, use of chemical, biological and electromagnetic weapons, revolutions, rebellions, breakdown of system for electricity, communication or clearing system, system-down);

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are not liable as a result of the JDS holder’s inability to benefit from any distribution or benefit that is made available to holders of our common stock when we, the trustees and the settlor perform our obligations in accordance with the trust agreement; and;

•	are not liable for any consequential damages that may result from a breach of the trust agreement by us, the trustees or the settlors

The Trustees and their agents also disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the trust agreement, the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to a JDS holder or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the entrusted securities, the validity or worth of the entrusted securities, the credit-worthiness of any third party, for any tax consequences that may result from ownership of JDSs, shares of common stock or entrusted securities or for any information provided (or not provided) by JASDEC or JASEC participants.

In the trust agreement, we, the Trustees and the settlor also agree to indemnify each other under certain circumstances.

Derivative Suits on Behalf of Holders of JDSs

The trust agreement permits the trustees to request the payment of litigation expenses by JDS holders prior to initiating any litigation or proceeding that JDS holders may request. The trustees are not under any obligation to initiate any litigation or proceeding against us, or any other party, unless requested to do so by a beneficiary that pays expenses up front and the trustees deem it as reasonable.

Right to Receive the Common Stock Underlying the JDSs

JDS holders may cancel their JDSs and receive the underlying common stock. They may cancel their JDSs at any time other than:

•	when cessation of trading the JDSs on the Tokyo Stock Exchange has or is occurring;
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when the Trustees determine that there would be difficulties in conducting an exchange due to circumstances in which the custodian has difficulties in transferring the underlying common stock to JDS holders;

•	when JDS holders owe money to pay fees, taxes and similar charges; or
•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to JDSs or to the withdrawal of our common stock.

JASDEC

The Japanese book-entry transfer system for listed securities under the Book-Entry Act will apply to the JDSs. Under this system, JDSs listed on any Japanese stock exchange are traded electronically and not represented by certificates. Under the book-entry transfer system, in order for any person to hold, sell or otherwise dispose of JDSs, they must have an account at an account management institution unless such person has an account at JASDEC.

Account management institutions include financial instruments business operators (i.e., securities firms), banks, trust companies and certain other financial institutions that meet the requirements prescribed by the Book-Entry Act, and only those financial institutions that meet further requirements specified in the Book-Entry Act can open accounts at JASDEC directly.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law, our restated certificate of incorporation, and our and amended and restated bylaws could have the effect of delaying, deferring, or discouraging another party from acquiring control of us.

Certificate of Incorporation and Bylaws. Our restated certificate of incorporation and amended and restated bylaws include provisions that:

•	authorize our board of directors to issue, without further action by the stockholders, 5,000,000 shares of undesignated preferred stock;
•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;
•	specify that special meetings of our stockholders can be called only by our board of directors, the Chairman of the board, or the chief executive officer;
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establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors;

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require the vote of the holders of at least a majority of the outstanding shares of our common stock to consummate a change of control, including the issuance of a number of shares that would result in a change of control;

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establish the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain derivative actions or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law (the “DGCL”), or any action asserting a claim governed by the internal affairs doctrine; and

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require the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors to amend, alter, change or repeal our bylaws; and provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum.

Delaware anti-takeover statute. We are subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder unless: yea they

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prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

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upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the “interested stockholder” and an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Listing

Our JDSs have been approved for listing on the Mothers market of the Tokyo Stock Exchange under the securities identification code “M-6697.”